UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
CENTERLINE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	13-3916825

(State of incorporation or organization)	(I.R.S. Employer Identification No.)
625 Madison Avenue, New York, NY 10022

(Address of principal executive offices)(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
None	None
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
Securities Act registration statement file number to which this form relates: None
Securities to be registered pursuant to Section 12(g) of the Act:
Series B Special Share Purchase Rights

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
On March 5, 2010, the board of trustees (the “Board”) of Centerline Holding Company, a Delaware statutory trust (the “Company”), delegated to the Rights Plan Evaluation Committee (the “Committee”) the full power and authority of the Board to consider and declare if it so deems advisable a distribution of one Series B Special Share purchase right (a “Right”) for each Common Share (the “Common Shares”), Convertible Community Reinvestment Act Preferred Share (the “CRA Shares”), Series A Convertible Community Reinvestment Act Preferred Shares (the “Series A CRA Shares”), Special Preferred Voting Shares (the “Special Preferred Shares”), and 15 Rights for each Special Series A Share (the “Special Shares” and, together with the Common Shares, the CRA Shares, the Series A CRA Shares and the Special Preferred Shares, the “Existing Shares”) of the Company outstanding at the close of business on or after the date of the Committee’s resolution approving the distribution. The Committee has declared such distribution in respect of all such shares as of March 22, 2010 (the “Record Date”).
As long as the Rights are attached to the Existing Shares, the Company will issue one Right (subject to adjustment) with each new Common Share, CRA Share, Series A CRA Share and Special Preferred Share, and 15 Rights with each new Special Share issued prior to the Distribution Date or the Expiration Date (as defined below) so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-millionth of a Series B Special Share (the “Series B Shares”) at a price of $0.66 per one one-millionth of a Series B Share, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Tax Benefits Preservation Plan, dated as of March 5, 2010, as the same may be amended from time to time (the “Agreement”), between the Company and Computershare Trust Company, N.A., a federally chartered trust company (the “Rights Agent”).
By adopting the Agreement, the Board is seeking to protect the Company’s ability to carry forward its net operating losses and certain other tax attributes (collectively, the “NOLs”). The Company has experienced and may continue to experience substantial net operating losses, and for federal and state income tax purposes, the Company may “carry forward” net operating losses in certain circumstances to offset current and future taxable income, which will reduce federal and state income tax liability, subject to certain requirements and restrictions.
These federal and state NOLs can be a valuable asset of the Company, which may inure to the benefit of the Company and it shareholders. However, if the Company experiences an “ownership change”, as defined in Section 382 of the Internal Revenue Code, as amended (the “Code”), its ability to use the NOLs could be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which would significantly impair the value of the Company’s NOL asset.

Generally, an “ownership change” occurs if the percentage of the shares of beneficial interest in the Company (i.e., the Existing Shares) owned by one or more “five percent shareholders” increases by more than fifty percentage points over the lowest percentage of shares of beneficial interest owned by such shareholder at any time during the prior three-year period or, if sooner, since the last “ownership change” experienced by the Company. Therefore, an NOL rights agreement with a 5% “trigger” threshold is intended to act as a deterrent to any person or entity acquiring 5% or more of the outstanding Existing Shares without the prior approval of the Board. This would protect the Company’s NOL asset because changes in ownership by a person or entity owning less than 5% of the Existing Shares are not included in the calculation of “ownership change” for purposes of Section 382 of the Code.
Until the earlier to occur of (i) the tenth business day following a public announcement that a person, entity or group of affiliated or associated persons or entities has become a Five Percent (5%) Shareholder (as defined in the Agreement) (an “Acquiring Person”) or (ii) ten business days (or such later date as may be determined by action of the Board prior to such time as any person, entity or group of affiliated persons or entities becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a Person becoming an Acquiring Person (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the certificates evidencing Existing Shares outstanding as of the Record Date, by such certificate (or, with respect to any Existing Shares held in book entry form, by notation in book entry) together with a copy of this Summary of Rights.
The Agreement provides that any person or entity who otherwise would be a Five Percent (5%) Shareholder on the date the Agreement was adopted, together with any affiliates and associates of that person or entity (each an “Existing Holder”), shall not be deemed to be an “Acquiring Person” for purposes of the Agreement unless such holder increases its “Percentage Stock Ownership” by more than one-quarter of one percentage point over such holder’s lowest Percentage Stock Ownership on or after the consummation of the relevant transaction, subject to certain exceptions for increases due to repurchases or redemptions, stock dividends, stock splits and the like. The Agreement includes a procedure whereby the Board will consider requests to exempt certain proposed acquisitions of Existing Shares from the applicable ownership trigger if the Board determines that the requested acquisition will not jeopardize or endanger the availability of the NOLs to the Company.
The Agreement provides that until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the Rights will be transferred with and only with the Existing Shares. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), certificates for new Existing Shares (and Ownership Statements in respect of uncertificated shares) issued after the close of business on the Record Date upon transfer or new issuance of the Existing Shares will contain a notation incorporating the Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Existing Shares or any book entry shares, with or without such notation, notice or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Existing Shares represented by such certificate or uncertificated shares.

As soon as practicable following the Distribution Date, separate certificates evidencing Rights (the “Right Certificates”) will be mailed to the holders of record of Existing Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Date. The Rights will expire thirty six (36) months and one day after the date of the Agreement (the “Final Expiration Date”), subject to the Company’s right to extend such date, unless earlier redeemed or exchanged by the Company or terminated.
Each Series B Share purchasable upon the exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly distribution payment of the greater of (a) $1.00 per share, or (b) an aggregate distribution of 1,000,000 times the distribution, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of Series B Shares will be entitled to a minimum preferential liquidation payment of $10.00 per share (plus any accrued but unpaid distributions), provided that such holders of Series B Shares will be entitled to an aggregate payment of 1,000,000 times the payment made per Common Share. Each Series B Share will have 1,000,000 votes and will vote together with the shares of beneficial interest of the Company. Finally, in the event of any merger, consolidation or other transaction in which shares of beneficial interest are exchanged, each Series B Share will be entitled to receive 1,000,000 times the amount received per Common Share. Series B Shares will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the Series B Share’s distribution, liquidation and voting rights, the value of one one-millionth of a Series B Share purchasable upon exercise of each Right should approximate the value of one Common Share.
The Purchase Price payable, and the number of Series B Shares or other shares of beneficial interest in the Company or property of the Company issuable, upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution.
In general, at any time after a person or entity becomes an Acquiring Person, the Board may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for Series B Shares (or Common Shares or Special Shares) at an exchange rate of one one-millionth of a Series B Share (subject to adjustment) for each Right.
No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series B Shares or Existing Shares will be issued (other than fractions of Series B Shares which are integral multiples of one one-millionth of a Series B Share, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Series B Shares or Existing Shares on the last trading date prior to the date of exercise.

The Rights may be redeemed in whole, but not in part, at a price of $0.00001 per Right (the “Redemption Price”) by the Board at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company beyond those as an existing shareholder, including, without limitation, the right to vote or to receive distribution.
Any of the provisions of the Agreement may be amended by the Board for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Agreement in any manner that does not adversely affect, in any material way, the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).
Item 2. Exhibits.
The following exhibit is filed as part of this registration statement:
1	Tax Benefits Preservation Plan, dated as of March 5, 2010, between the Company and Computershare Trust Company, N.A., which includes as Exhibit A the Form of Certificate of Designation of Series B Special Shares (the “Series B Shares”), as Exhibit B the Summary of Rights to Purchase Series B Shares and as Exhibit C the Form of Right Certificate (incorporated herein by reference to Exhibit 10.23 to the Company’s Current Report on Form 8-K filed with the SEC on March 10, 2010 (File No. 001-13237))

SIGNATURE
Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: March 12, 2010

CENTERLINE HOLDING COMPANY
By:	/s/ Marc D. Schnitzer
	Name:	Marc D. Schnitzer
	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description of Document

1	Tax Benefits Preservation Plan, dated as of March 5, 2010, between the Company and Computershare Trust Company, N.A., which includes as Exhibit A the Form of Certificate of Designation of Series B Special Shares (the “Series B Shares”), as Exhibit B the Summary of Rights to Purchase Series B Shares and as Exhibit C the Form of Right Certificate (incorporated herein by reference to Exhibit 10.23 to the Company’s Current Report on Form 8-K filed with the SEC on March 10, 2010 (File No. 001-13237))

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